SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Federal Tax ID) No. 06.164.253/0001-87
N.I.R.E. (State Tax ID) No. 35.300.314.441

MINUTES OF THE ANNUAL GENERAL MEETING
HELD ON AUGUST 27, 2004

Date, Time and Venue: August 27, 2004, at 08:00 am, in the city and State of São Paulo, at Rua Joaquim Floriano, n.º 100, térreo (auditório). Attendance: According to the signatures on the Attendance Book, the shareholders who attended the meeting reached the legal quorum. Presiding Board: Chairman of the Meeting: Mr. Constantino de Oliveira Jr., Secretary: Mr. Henrique Constantino. Call: A call notice was published in editions dated August 10, 11 and 12, 2004, in the “Gazeta Mercantil” and in the Official Gazette of the State of São Paulo. Agenda: To resolve upon (a) the election of the Board of Directors’ members and (b) the remuneration of the Board members elected. Resolutions: After necessary clarifications, and under the terms of the Article 13, paragraph two of the By-laws, the shareholders decided to elect 2 (two) members of the Board of Directors, in view of the resignation submitted by the Board members, Messrs. Peter Michael Yu and Cláudio Eugênio Stiler Galeazzi, elected in Extraordinary General Meeting held on 5/25/2004, resignation of which is accepted by the company, (a) they approved the election of Messrs. (i) ÁLVARO ANTONIO CARDOSO DE SOUZA, Portuguese citizen, married, economist, with foreigner’s identification card RNE No. W 401.505-E and CPF (Taxpayer) registration No 249.630.118-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº1.726, conjunto 71, 7º andar, CEP 04543-000; and (ii) ANTÔNIO KANDIR, Brazilian citizen, divorced, engineer, with identification card RG No. 4.866.700-6 SSP/SP and CPF (Taxpayer) registration No. 146.229.631-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Antonio José de Almeida, nº 135, Granja Julieta, CEP 04720-060. The Board members elected herein shall comply with a combined one(1)-year term of office, jointly with other Board members already elected, and they shall take office upon the signature of their respective Instrument of Investiture in the company’s records and of the Administrators’ Instrument of Agreement, pursuant to the Agreement for the Adoption of Corporate Governance Differentiated Practices – Level 2, of the BOVESPA, or Stock Exchange of the State of São Paulo. (ii) a global and annual remuneration of the Board of Directors’ members elected herein is approved at the amount of a hundred thousand Reais (R$ 100,000.00) for the 2004 year, and it is incumbent upon the Board of Directors to determine the individual remuneration, under the terms of the Article 12, paragraph one of the By-laws. Minutes and Publications: The shareholders attending the meeting authorized the drawing up of these Minutes in the summary form, under the terms of the Article 130 of the Law No. 6.404/76, as amended. Approval and Signature of the Minutes: Nothing more to declare, the Chairman of the Meeting clarified that in relation to the resolutions taken, the Company’s Fiscal Committee was not heard, as it was not instated during this period and he concluded the proceedings. These Minutes were drawn up, read, approved and signed by the Chairman, Mr. Constantino de Oliveira Jr. and by the Secretary, Mr. Henrique Constantino.

This document is a free translation of the original Minutes drawn up in the company’s records.

São Paulo, August 27, 2004

_____________________________
Constantino de Oliveira Júnior
Chairman

___________________________
Henrique Constantino
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.